

August 17, 2011

Arthur D. Viola
Chief Executive Officer
Daniels Corporate Advisory Company, Inc.
Parker Towers, 104-60, Queens Boulevard, 12th Floor
Forest Hills, New York 11375

      Re: **Daniels Corporate Advisory Company, Inc.**
              Amendment No. 7 to Registration Statement on
              Form S-1
              Filed August 2, 2011
              File No. 333-169128

Dear Mr. Viola:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   In the summary section, please include an affirmative statement to make clear, if true, that the company has no present plans to be acquired or to merge with another company nor does the company or Mr. Viola have plans to enter into a change of control or similar transaction.

2.   We note your response to comment 1 of our comment letter dated July 8, 2011 and the revised disclosure. Your projections and estimates still do not appear to comply with Item 10(b) of Regulation S-K. Please remove this disclosure or revise to comply with Item 10(b).

3.   We note the revised disclosure referring to your "senior management," "management," or "board of directors" throughout this document. Considering you only have one person on your management team, please revise to simply refer to Mr. Viola instead.

4.   We note your response to comment 2 and the reasons disclosed. Please revise to confirm that Mr. Viola is no longer employed or associated with INfe Human Resources, if true.

Limited revenues and ongoing losses, page 7

5.   Please revise your statement that from December 1, 2009 through May 31, 2011, Daniels had zero sales revenues and related expenses of $145,547 to reconcile these amounts with your financial statements. In this regard, we note that you had zero sales revenues in the period from December 1, 2010 through May 31, 2011, and expenses during that period of $143,547.

Use of Proceeds, page 16

6.   Please revise here and in similar disclosure in your Liquidity and Capital Resources discussion on page 25 to reconcile amounts to your financial statements. In this regard, we note that as of November 30, 2010, you had outstanding liabilities of $646,534, and that your liabilities no longer include deferred tax liabilities with a current asset offset of an equal amount.

Dilution, page 18

7.   We note your response to our prior comment 9 and are unable to locate the explanation of the calculation of tangible book value. Please tell us how you calculated the tangible book value of $30,610 or revise all amounts to reconcile to the financial statements.

Business, page 18

8.   We note you have deleted your corporate history. Please revise to briefly discuss the reverse acquisition that resulted in your current structure, as disclosed in INfe Human Resources' Form 10 filed March 24, 2004.

9.   We note the revised disclosure referring to the $150,000 you will raise from a registered offering within 90 days after the effectiveness of this registration statement. Unless you have a reasonable basis to believe you will raise such funds through a firm commitment, underwritten offering, please revise to clarify that there is no assurance or basis to the noted disclosure.

Current Status, based on One Client, page 20

10.   We note your response to comment 11. Please note that the agreement with Broadleaf Capital Partners is still filed in a graphic format. Please re-file that exhibit in either html,

ASCII, or PDF format. Please refer to the EDGAR Filer Manuel, located at
http://www.sec.gov/info/edgar.shtml.

Results of Operations, page 24

Six Months Ended May 31, 2011 Compared to Six Months Ended may 31, 2010, page 24

11.   We note the revised disclosure here that you believe your income will rise once your
        shares are traded. Please revise to clarify that your ability to generate revenues is
        dependent on your ability to obtain additional clients and that you have no assurance
        regarding such ability.

Operating expenses, page 24

12.   As applicable, please revise your disclosure of the amount of wage accruals here and in
        the summary compensation table on page 33 to include the amount of any accrual during
        the three month period ended May 31, 2011.

Operating expenses, page 25

13.   Please revise your disclosure of the amount of operating expenses for the year ended
        November 30, 2009, to reconcile to the amount on the financial statements of $963,879.

Statements of Operations, page 45

14.   Please revise to present the statements of operations for the three months ended May 31,
        2011 and May 31, 2010, rather than the three months ended February 28, 2011 and
        February 28, 2010.

Statements of Cash Flows, page 46

15.   Please revise to present the statements of cash flows for the six months ended May 31,
        2011 and May 31, 2010, since it appears that the periods presented are the six months
        ended May 31, 2010 and May 31, 2009.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Eric McPhee, Staff Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-36537 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney-Advisor

cc: Norman T. Reynolds, Esq.
        Norman T. Reynolds Law Firm
        Via *facsimile*: (713) 456-2509